SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

EnLink Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336U 10 7

(CUSIP Number)

Lyndon C. Taylor

Executive Vice President and General Counsel

Devon Energy Corporation

333 W. Sheridan Ave.

Oklahoma City, OK 73102-5015

Tel: (405) 235-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 183,189,051 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 183,189,051 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,189,051 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Devon Gas Services, L.P., a Texas limited partnership (“Devon Gas Services”), is the record holder of 87,128,717 common units (“Common Units”) representing limited partner interests in EnLink Midstream Partners, LP, a Delaware limited partnership (“EnLink MLP” or the “Issuer”), Southwestern Gas Pipeline, L.L.C., a Texas limited liability company (formerly known as Southwestern Gas Pipeline, Inc.) (“Southwestern Gas”), is the record holder of 7,531,883 Common Units, EnLink Midstream, Inc., a Delaware corporation (formerly known as Crosstex Energy, Inc.) (“EMI”), is the record holder of 20,280,252 Common Units and Acacia Natural Gas Corp I, Inc., a Delaware corporation (“Acacia”), is the record holder of 68,248,199 Common Units. As the indirect owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding limited liability company interests of Southwestern Gas and (iii) 63.8% of the outstanding membership interest in EnLink Midstream, LLC, a Delaware limited liability company (“EnLink Midstream”) (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, LLC, EnLink Midstream’s managing member and a Delaware limited liability company (“EnLink Midstream Manager”)), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services, Southwestern Gas, EMI and Acacia. By virtue of EnLink Midstream being the indirect owner of 100% of the outstanding limited liability company interests of EnLink Midstream GP, LLC, a Delaware limited liability company and the general partner of EnLink MLP (the “General Partner”), the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) (the “incentive distribution rights”) and (ii) the approximately 0.4% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Energy Corporation (Oklahoma)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 183,189,051 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 183,189,051 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,189,051 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Devon Gas Services is the record holder of 87,128,717 Common Units, Southwestern Gas is the record holder of 7,531,883 Common Units, EMI is the record holder of 20,280,252 Common Units and Acacia is the record holder of 68,248,199 Common Units. As the indirect owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding limited liability company interests of Southwestern Gas and (iii) 63.8% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services, Southwestern Gas, EMI and Acacia. By virtue of EnLink Midstream being the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.4% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Gas Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 183,189,051 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 183,189,051 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,189,051 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3% (2)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Devon Gas Services is the record holder of 87,128,717 Common Units, Southwestern Gas is the record holder of 7,531,883 Common Units, EMI is the record holder of 20,280,252 Common Units and Acacia is the record holder of 68,248,199 Common Units. As the direct or indirect owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding limited liability company interests of Southwestern Gas and (iii) 63.8% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services, Southwestern Gas, EMI and Acacia. By virtue of EnLink Midstream being the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.4% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Southwestern Gas Pipeline, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,531,883 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,531,883 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,531,883 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (1)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Gas Operating, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 175,657,168 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 175,657,168 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,657,168 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Devon Gas Services is the record holder of 87,128,717 Common Units, EMI is the record holder of 20,280,252 Common Units and Acacia is the record holder of 68,248,199 Common Units. As the general partner of Devon Gas Services and the indirect owner of 63.8% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services, EMI and Acacia. By virtue of EnLink Midstream being the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.4% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Devon Gas Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 175,657,168 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 175,657,168 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,657,168 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2% (2)
14	TYPE OF REPORTING PERSON OO – limited partnership

(1)	Devon Gas Services is the record holder of 87,128,717 Common Units, EMI is the record holder of 20,280,252 Common Units and Acacia is the record holder of 68,248,199 Common Units. As the owner of 63.8% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by EMI and Acacia. By virtue of EnLink Midstream being the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.4% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON EnLink Midstream Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 88,528,451 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 88,528,451 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,528,451 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (2)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	EMI is the record holder of 20,280,252 Common Units and Acacia is the record holder of 68,248,199 Common Units. As the managing member of EnLink Midstream, the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by EMI and Acacia. By virtue of EnLink Midstream being the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.4% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON EnLink Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 88,528,451 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 88,528,451 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,528,451 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (2)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	EMI is the record holder of 20,280,252 Common Units and Acacia is the record holder of 68,248,199 Common Units. As the owner of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by EMI and Acacia. As the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.4% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON EnLink Midstream, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,280,252 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 20,280,252 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,280,252 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	As the owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.4% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336U 10 7

1	NAME OF REPORTING PERSON Acacia Natural Gas Corp I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 68,248,199 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 68,248,199 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,248,199 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (1)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Based on a total of 350,245,506 Common Units outstanding as of June 1, 2018.

SCHEDULE 13D/A

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D, dated March 7, 2014, as amended by Amendment No. 1, dated February 17, 2015, Amendment No. 2, dated April 29, 2015, and Amendment No. 3, dated May 27, 2015, filed by Devon Energy Corporation, a Delaware corporation (“Devon”), Devon Energy Corporation (Oklahoma), an Oklahoma corporation (“Devon OK”), Devon Gas Co., L.L.C., a Delaware limited liability company (formerly known as Devon Gas Corporation) (“Devon Gas”), Southwestern Gas, Devon Gas Operating, Inc., a Delaware corporation (“Devon Gas Operating”), Devon Gas Services, EnLink Midstream Manager, EnLink Midstream, EMI and Acacia.

Item 1. Security and Issuer

Item 1 is hereby amended by amending and restating the second sentence thereof as follows:

The address of the principal executive offices of the Issuer is 1722 Routh Street, Suite 1300, Dallas, Texas 75201.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D/A is being filed by:

(i) Devon;

(ii) Devon OK;

(iii) Devon Gas;

(iv) Southwestern Gas;

(v) Devon Gas Operating;

(vi) Devon Gas Services;

(vii) EnLink Midstream Manager;

(viii) EnLink Midstream;

(ix) EMI; and

(x) Acacia (together with Devon, Devon OK, Devon Gas, Southwestern Gas, Devon Gas Operating, Devon Gas Services, EnLink Midstream Manager, EnLink Midstream and EMI, the “Reporting Persons”).

Devon is a public company and owns 100% of the outstanding common stock of Devon OK. Devon OK owns 100% of the outstanding limited liability company interests of Devon Gas. Devon Gas owns (i) 100% of the limited partner interests of Devon Gas Services, (ii) 100% of the outstanding common stock of Devon Gas Operating, the general partner of Devon Gas Services, and (iii) 100% of the outstanding limited liability company interests of Southwestern Gas. Devon Gas Services owns 63.8% of the outstanding limited liability company interests of EnLink Midstream and 100% of the limited liability company interests of EnLink Midstream Manager, the managing member of EnLink Midstream. EnLink Midstream owns 100% of the outstanding common stock of each of Acacia and EMI. Acacia owns 19.5% of the limited partner interests of EnLink MLP. EMI owns 5.8% of the limited partner interests of EnLink MLP and all of the limited liability company interests of the General Partner. The General Partner owns (i) the incentive distribution rights and (ii) the approximately 0.4% general partner interest in EnLink MLP.

(b) The address of the principal executive offices of each of Devon, Devon OK, Devon Gas, Southwestern Gas, Devon Gas Operating and Devon Gas Services is 333 West Sheridan Avenue, Oklahoma City, Oklahoma, 73102. The address of the principal executive offices of each of EnLink Midstream Manager, EnLink Midstream, EMI and Acacia is 1722 Routh Street, Suite 1300, Dallas, Texas 75201.

(c) The principal business of:

(i) Devon is to hold equity interests in entities that are involved in the business of the exploration and production of oil and natural gas;

(ii) Devon OK is to hold equity interests in Devon Gas and other entities;

(iii) Devon Gas is to hold equity interests in Southwestern Gas, Devon Gas Services and Devon Gas Operating;

(iv) Southwestern Gas is to hold equity interests in EnLink MLP;

(v) Devon Gas Operating is to hold a general partner interest in Devon Gas Services;

(vi) Devon Gas Services is to engage in marketing activities related to crude oil, natural gas liquids and natural gas production and to hold equity interests in EnLink MLP, EnLink Midstream and EnLink Midstream Manager;

(vii) EnLink Midstream Manager is to hold a managing member interest in EnLink Midstream;

(viii) EnLink Midstream is to hold equity interests in EMI and Acacia;

(ix) EMI is to hold equity interests in EnLink MLP, the General Partner and other entities; and

(x) Acacia is to hold equity interests in EnLink MLP.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers, directors and partners of the Reporting Persons, as applicable, and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Appendix A.

(d) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person or person named on Appendix A was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Devon, Devon Gas Operating, EMI and Acacia are each a Delaware corporation. Devon OK is an Oklahoma corporation. Southwestern Gas is a Texas limited liability company. Devon Gas Services is a Texas limited partnership. Devon Gas, EnLink Midstream Manager and EnLink Midstream are each a Delaware limited liability company. All of the persons named on Appendix A attached hereto, other than Mr. Michael M. Kanovsky, are United States citizens. Mr. Kanovsky is a citizen of Canada.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On June 5, 2018, Devon Gas Services, Southwestern Gas, EnLink Midstream Manager, acting solely in its individual capacity and not in its capacity as managing member of EnLink Midstream, and, solely for certain purposes described therein, Devon, entered into a Purchase Agreement (the “Purchase Agreement”) with GIP III Stetson I, L.P., a Delaware limited partnership (“MLP Acquiror”), and GIP III Stetson II, L.P., a Delaware limited partnership (“ENLC Acquiror” and, together with MLP Acquiror, “Acquirors”), which Acquirors are affiliates of Global Infrastructure Partners. Pursuant to the terms of the Purchase Agreement, (a) Devon Gas Services will transfer to ENLC Acquiror 115,495,669 common units representing limited liability company interests in EnLink Midstream, (b) Devon Gas Services will transfer to MLP Acquiror (i) 87,128,717 Common Units and (ii) all of the outstanding limited liability company interests in EnLink Midstream Manager and (c) Southwestern Gas will transfer to MLP Acquiror 7,531,883 Common Units, for aggregate consideration of $3,125,000,000, in each case subject to the terms and conditions set forth in the Purchase Agreement. MLP Acquiror shall be entitled to all distributions on the Common Units sold pursuant to the terms of the Purchase Agreement that are distributed in the fiscal quarter in which the closing of the transactions contemplated by the Purchase Agreement occurs, subject to certain exceptions. Additionally, the Purchase Agreement obligates Devon Gas Services and Southwestern Gas to use commercially reasonable efforts to deliver duly executed letters of resignation, or to otherwise cause the removal, of any individual that is an officer or director of EnLink Midstream Manager or the General Partner that is also a manager, director or officer of Devon Gas Services, Southwestern Gas or any of their affiliates, in each case, effective as of the closing of the transactions contemplated by the Purchase Agreement.

Except as set forth in this Amendment, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, or to change their intention with respect to any or all of the matters referred to in this Item 4. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is attached to this Amendment as Exhibit 8, and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) – (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of a total of approximately 350,245,506 Common Units outstanding as of June 1, 2018) are as follows:

Devon

(a) Amount beneficially owned: 183,189,051 Common Units; Percentage: 52.3%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 183,189,051 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 183,189,051 Common Units

Devon OK

(a) Amount beneficially owned: 183,189,051 Common Units; Percentage: 52.3%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 183,189,051 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 183,189,051 Common Units

Devon Gas

(a) Amount beneficially owned: 183,189,051 Common Units; Percentage: 52.3%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 183,189,051 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 183,189,051 Common Units

Southwestern Gas

(a) Amount beneficially owned: 7,531,883 Common Units; Percentage: 2.2%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 7,531,883 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 7,531,883 Common Units

Devon Gas Operating

(a) Amount beneficially owned: 175,657,168 Common Units; Percentage: 50.2%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 175,657,168 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 175,657,168 Common Units

Devon Gas Services

(a) Amount beneficially owned: 175,657,168 Common Units; Percentage: 50.2%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 175,657,168 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 175,657,168 Common Units

EnLink Midstream Manager

(a) Amount beneficially owned: 88,528,451 Common Units; Percentage: 25.3%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 88,528,451 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 88,528,451 Common Units

EnLink Midstream

(a) Amount beneficially owned: 88,528,451 Common Units; Percentage: 25.3%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 88,528,451 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 88,528,451 Common Units

EMI

(a) Amount beneficially owned: 20,280,252 Common Units; Percentage: 5.8%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 20,280,252 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 20,280,252 Common Units

Acacia

(a) Amount beneficially owned: 68,248,199 Common Units; Percentage: 19.5%

(b) Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 68,248,199 Common Units

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 68,248,199 Common Units

To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed on Appendix A has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c) Except as set forth in this Amendment (including Item 4), there have been no reportable transactions with respect to the Common Units by the Reporting Persons in the last sixty days.

(d) Except as set forth in this Amendment (including Item 4), to the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

Under the Third Amended and Restated Limited Liability Company Agreement of the General Partner, as amended (the “Amended GP LLC Agreement”), EMI has the right to elect the members of the Board of the General Partner; provided that one member of the Board of the General Partner shall be elected or approved pursuant to that certain Board Representation Agreement dated as of January 7, 2016 (the “Board Representation Agreement”), to which the General Partner and EMI are parties.

The Ninth Amended and Restated Agreement of Limited Partnership of EnLink MLP, as amended (the “Amended MLP LPA”), additionally contains various provisions with respect to the Common Units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right and allocations of profits and losses to the partners.

On March 7, 2014, Devon, Devon Gas Services, Southwestern Gas, EnLink MLP and the General Partner, entered into a Unitholder Agreement (the “Unitholder Agreement”). Under the Unitholder Agreement, in certain circumstances, EnLink MLP will be obligated, upon request, to file a registration statement covering the potential sale of Common Units held by Devon Gas Services and Southwestern Gas. In addition, the Unitholder Agreement gives Devon Gas Services and Southwestern Gas piggyback registration rights under certain circumstances. Pursuant to the Purchase Agreement, these registration rights will be transferred to MLP Acquiror in connection with the closing of the transactions contemplated by the Purchase Agreement. The Unitholder Agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses, as well as EnLink MLP’s obligations to provide certain financial and other information to Devon Gas Services and Southwestern Gas.

References to, and descriptions of, the Amended GP LLC Agreement, the Board Representation Agreement, the Amended MLP LPA and the Unitholder Agreement as set forth herein are qualified in their entirety by reference to the copies of the Amended GP LLC Agreement included as Exhibit 1 and Exhibit 12 to the Schedule 13D, as amended, including pursuant to this Schedule 13D/A, filed by the Reporting Persons, the Board Representation Agreement included as Exhibit 13 to this Schedule 13D/A, the Amended MLP LPA included as Exhibits 10 and 11 to this Schedule 13D/A, and the Unitholder Agreement included as Exhibit 14 to this Schedule 13D/A, and such agreements, including, as applicable, amendments thereto, are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented to include the following exhibits:

Exhibit Number	Description
Exhibit 8*	Purchase Agreement, dated June 5, 2018, by and among Devon Gas Services, L.P., Southwestern Gas Pipeline, L.L.C., EnLink Midstream Manager, LLC, GIP III Stetson I, L.P., GIP III Stetson II, L.P. and, solely for certain purposes described therein, Devon Energy Corporation (incorporated by reference to Exhibit 2.1 to the Devon Energy Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2018).

Exhibit 9	Joint Filing Agreement (filed herewith).

Exhibit 10	Ninth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of September 21, 2017 (incorporated by reference to Exhibit 3.1 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2017).

Exhibit 11	Amendment No. 1 to Ninth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of December 12, 2017 (incorporated by reference to Exhibit 3.1 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2017).

Exhibit 12	Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of EnLink Midstream GP, LLC, dated as of January 7, 2016 (incorporated by reference to Exhibit 3.2 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2016).

Exhibit 13	Board Representation Agreement, dated as of January 7, 2016, by and among EnLink Midstream GP, LLC, EnLink Midstream Partners, LP, EnLink Midstream, Inc. and TPG VII Management, LLC (incorporated by reference to Exhibit 10.1 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2016).

Exhibit 14	Unitholder Agreement dated March 7, 2014, by and between Devon Energy Corporation, Devon Gas Services, L.P., Southwestern Gas Pipeline, Inc., EnLink Midstream GP, LLC (formerly known as Crosstex Energy GP, LLC), and EnLink Midstream Partners, LP (formerly known as Crosstex Energy, L.P.) (incorporated herein by reference to Exhibit 10.2 to the Devon Current Report on Form 8-K filed on March 10, 2014).

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Reporting Persons agree to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2018	DEVON ENERGY CORPORATION

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President and Chief Financial Officer

DEVON ENERGY CORPORATION (OKLAHOMA)

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS CO., L.L.C.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

SOUTHWESTERN GAS PIPELINE, L.L.C.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS OPERATING, INC.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS SERVICES, L.P.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

SIGNATURE PAGE TO

SCHEDULE 13D/A

ENLINK MIDSTREAM MANAGER, LLC

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

ENLINK MIDSTREAM, LLC

By:	EnLink Midstream Manager, LLC, its managing member

	By:	/s/ Michael J. Garberding
	Name:	Michael J. Garberding
	Title:	President and Chief Executive Officer

ENLINK MIDSTREAM, INC.

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

ACACIA NATURAL GAS CORP I, INC.

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO

SCHEDULE 13D/A

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of the Reporting Persons. All the individuals listed below, other than Michael M. Kanovsky are citizens of the United States. Mr. Kanovsky is a citizen of Canada.

Directors and Executive Officers of Devon Energy Corporation

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address

David A. Hager	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President and General Counsel	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President, Administration	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Barbara McClearn Baumann	Director	President of Cross Creek Energy Corporation 201 Milwaukee Street, Suite 200 Denver, Colorado 80206

Duane C. Radtke	Director	President and Chief Executive Officer of Valiant Exploration LLC c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John E. Bethancourt	Director	Director of Devon Energy Corporation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John Krenicki Jr.	Director	Senior Operating Partner of Clayton, Dubilier & Rice, LLC 375 Park Avenue, 18th Floor New York, New York 10152

John Richels	Director (Chairman of the Board)	Director of Devon Energy Corporation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Appendix A – 1

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address

Mary P. Ricciardello	Director	Director of Devon Energy Corporation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Michael M. Kanovsky	Director	President of Sky Energy Corporation 4505, 400 3rd Ave., S.W. Calgary, Alberta Canada T2P4H2

Robert A. Mosbacher, Jr.	Director	Chairman of Mosbacher Energy Company 1717 K Street, NW, Suite 900 Washington, D.C. 20006

Robert H. Henry	Director	President and Chief Executive Officer of Oklahoma City University 2501 N Blackwelder, Suite 205 Oklahoma City, Oklahoma 73106

Directors and Executive Officers of Devon Energy Corporation (Oklahoma)

Name	Position at Devon Energy Corporation (Oklahoma)	Present Principal Occupation or Employment and Business Address

David A. Hager	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Kevin D. Lafferty	Director	Senior Vice President, Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Appendix A – 2

Directors and Executive Officers of Devon Gas Co., L.L.C.

Devon Gas Co., L.L.C. has the officers listed below and is managed by Devon Energy Corporation (Oklahoma), its sole member, whose directors and executive officers are listed above.

Name	Position at Devon Gas Co., L.L.C.	Present Principal Occupation or Employment and Business Address

David A. Hager	President and Chief Executive Officer	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Southwestern Gas Pipeline, L.L.C.

Southwestern Gas Pipeline, L.L.C. has the officers listed below and is managed by Devon Gas Co., L.L.C., its sole member, whose directors and executive officers are listed above.

Name	Position at Southwestern Gas Pipeline, L.L.C.	Present Principal Occupation or Employment and Business Address

David A. Hager	President and Chief Executive Officer	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Appendix A – 3

Name	Position at Southwestern Gas Pipeline, L.L.C.	Present Principal Occupation or Employment and Business Address

R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Gas Operating, Inc.

Name	Position at Devon Gas Operating, Inc.	Present Principal Occupation or Employment and Business Address

David A. Hager	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Kevin D. Lafferty	Director	Senior Vice President, Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

General Partner and Limited Partner of Devon Gas Services, L.P.

Devon Gas Services, L.P. has the officers listed below and is managed by Devon Gas Operating, Inc., its general partner, whose directors and executive officers are listed above.

Name	Position at Devon Gas Services, L.P.	Present Principal Occupation or Employment and Business Address

David A. Hager	President and Chief Executive Officer	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Appendix A – 4

Name	Position at Devon Gas Services, L.P.	Present Principal Occupation or Employment and Business Address

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of EnLink Midstream Manager, LLC

Name	Position at EnLink Midstream Manager, LLC	Present Principal Occupation or Employment and Business Address

Michael J. Garberding	President and Chief Executive Officer and Director	President and Chief Executive Officer of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Eric D. Batchelder	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

McMillan (Mac) Hummel	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Benjamin D. Lamb	Executive Vice President, North Texas and Oklahoma	Executive Vice President, North Texas and Oklahoma of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Alaina K. Brooks	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Barry E. Davis	Director and Executive Chairman	Director and Executive Chairman of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

David A. Hager	Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

James C. Crain	Director	Investor 300 Crescent Court, Suite 900 Dallas, Texas 75201

Appendix A – 5

Name	Position at EnLink Midstream Manager, LLC	Present Principal Occupation or Employment and Business Address

Jeffrey L. Ritenour	Director	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Kevin D. Lafferty	Director	Senior Vice President, Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Leldon E. Echols	Director	Director of Trinity Industries, Inc. and Holly Frontier Corporation c/o EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Lyndon C. Taylor	Director	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Mary P. Ricciardello	Director	Director of Devon Energy Corporation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Director	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Rolf A. Gafvert	Director	Director of EnLink Midstream Manager, LLC c/o EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Directors and Executive Officers of EnLink Midstream, LLC

EnLink Midstream, LLC has no officers or directors and is managed by EnLink Midstream Manager, LLC, its managing member, whose directors and executive officers are listed above.

Directors and Executive Officers of EnLink Midstream, Inc.

Name	Position at EnLink Midstream, Inc.	Present Principal Occupation or Employment and Business Address

Barry E. Davis	Director and Executive Chairman of the Board	Director and Executive Chairman of the Board EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Michael J. Garberding	President and Chief Executive Officer and Director	President and Chief Executive Officer of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Appendix A – 6

Name	Position at EnLink Midstream, Inc.	Present Principal Occupation or Employment and Business Address

Alaina K. Brooks	Senior Vice President, General Counsel and Secretary and Director	Senior Vice President, General Counsel and Secretary of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Eric D. Batchelder	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

McMillan (Mac) Hummel	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Benjamin D. Lamb	Executive Vice President, North Texas and Oklahoma	Executive Vice President, North Texas and Oklahoma of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Directors and Executive Officers of Acacia Natural Gas Corp I, Inc.

Name	Position at Acacia Natural Gas Corp I, Inc.	Present Principal Occupation or Employment and Business Address

Barry E. Davis	Director and Executive Chairman of the Board	Director and Executive Chairman of the Board EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Michael J. Garberding	President and Chief Executive Officer and Director	President and Chief Executive Officer of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Alaina K. Brooks	Senior Vice President, General Counsel and Secretary and Director	Senior Vice President, General Counsel and Secretary of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Eric D. Batchelder	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

McMillan (Mac) Hummel	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Benjamin D. Lamb	Executive Vice President, North Texas and Oklahoma	Executive Vice President, North Texas and Oklahoma of EnLink Midstream Manager, LLC 1722 Routh Street, Suite 1300 Dallas, Texas 75201

Appendix A – 7